SYNAPTICS INCORPORATED
3120 Scott Blvd.
Santa Clara, California 95054
May 5, 2009
VIA FACSIMILE (202-772-9210) AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Matthew Crispino

Re:	Synaptics Incorporated Registration Statement on Form S-3 (“Registration Statement”) File No. 333-155582
Ladies and Gentlemen:
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Synaptics Incorporated (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 11:00 a.m., Eastern time, on Thursday, May 7, 2009, or as soon as practicable thereafter.
          The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SYNAPTICS INCORPORATED
By:	/s/ Russell J. Knittel
Name: Russell J. Knittel
Title: Chief Financial Officer